SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60468T105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

(202) 756-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 60468T105	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,260,674*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,260,674*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number includes 272,882 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2011 Warrant (defined below) and 37,059 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2012 Warrant (defined below). The Boxer 2011 Warrant and the Boxer 2012 Warrant are subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 13,517,666 shares of common stock outstanding which is the sum of (i) 9,957,725 shares of common stock reported to be outstanding as of August 9, 2013 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 13, 2013, (ii) 3,250,000 shares of common stock that were issued in the Offering (defined below) as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(4) with the SEC on October 24, 2013, and (iii) 309,941 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant and the Boxer 2012 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,260,674*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,260,674*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This number includes 272,882 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2011 Warrant and 37,059 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2012 Warrant. The Boxer 2011 Warrant and the Boxer 2012 Warrant are subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 13,517,666 shares of common stock outstanding which is the sum of (i) 9,957,725 shares of common stock reported to be outstanding as of August 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 13, 2013, (ii) 3,250,000 shares of common stock that were issued in the Offering as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(4) with the SEC on October 24, 2013, and (iii) 309,941 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant and the Boxer 2012 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 429,341*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 429,341*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,341*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number does not include the number of shares of common stock that can be acquired by MVA Investors upon exercise of the MVA 2011 Warrant (defined below) and the MVA 2012 Warrant (defined below), as such warrants are not currently exercisable and are subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 13,517,666 shares of common stock outstanding which is the sum of (i) 9,957,725 shares of common stock reported to be outstanding as of August 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 13, 2013, (ii) 3,250,000 shares of common stock that were issued in the Offering as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(4) with the SEC on October 24, 2013, and (iii) 309,941 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant and the Boxer 2012 Warrant. See Item 5 for further details.

CUSIP No. 60468T105	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,260,674*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,260,674*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 272,882 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2011 Warrant and 37,059 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2012 Warrant. The Boxer 2011 Warrant and the Boxer 2012 Warrant are subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 13,517,666 shares of common stock outstanding which is the sum of (i) 9,957,725 shares of common stock reported to be outstanding as of August 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 13, 2013, (ii) 3,250,000 shares of common stock that were issued in the Offering as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(4) with the SEC on October 24, 2013, and (iii) 309,941 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant and the Boxer 2012 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value (the “Common Stock”) of Mirati Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9363 Towne Centre Drive, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), and Joseph Lewis (together with Boxer Capital, Boxer Management and MVA Investors, the “Reporting Persons”). Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Joseph Lewis is the sole indirect owner of and controls Boxer Management. Each of Boxer Capital and Boxer Management is primarily engaged in the business of investing in securities. Joseph Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital. MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by Boxer Capital, Boxer Management or Joseph Lewis. MVA Investors is primarily engaged in the business of investing in securities. By virtue of these relationships and pursuant to the Securities and Exchange Commission’s (“SEC”) beneficial ownership rules, Boxer Capital, Boxer Management, MVA Investors and Joseph Lewis may be deemed to be members of a group, consisting of the Reporting Persons.

The address of each of Boxer Capital and MVA Investors for purposes of this filing is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The address of each of Boxer Management and Joseph Lewis for purposes of this filing is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management and MVA Investors.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $19,530,652. The source of the funding for the purchases of the Common Stock was the general working capital of Boxer Capital and MVA Investors.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Common Stock for investment purposes. The Reporting Persons acquired the shares of Common Stock through a combination of private placements from the Issuer and its subsidiaries and public offerings both prior to and following the Issuer becoming a public company in the United States. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D	Page 7 of 12 Pages

2013 Offering

On October 24, 2013, Boxer Capital and MVA Investors agreed to purchase 360,000 shares of Common Stock and 40,000 shares of Common Stock, respectively, in the Issuer’s secondary registered offering at $17.50 per share (the “Offering”). The Offering closed on October 29, 2013. The Reporting Persons acquired their equity positions in the Offering for investment purposes.

Acquisitions Prior to the Offering

On May 8, 2013, the Issuer entered into a plan of arrangement (the “Arrangement”) with MethylGene Inc. (“MethylGene”) pursuant to which MethylGene would change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware. Under the Arrangement, MethylGene created a holding company, the Issuer, and the Issuer became the ultimate parent corporation of MethylGene and its subsidiaries. Subject to the terms and conditions of the Arrangement, the shareholders of MethylGene received one share of Common Stock in exchange for every 50 common shares of MethylGene, which had the effect of a 50-for-1 reverse split of the common shares pursuant to a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act. Upon consummation of the Arrangement on June 28, 2013, MethylGene became a wholly-owned subsidiary of the Issuer. On July 12, 2013, the Issuer’s Form 10 registering the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended became effective.

2011 Private Placement

On April 4, 2011, Boxer Capital and MVA Investors acquired in a private placement for investment purposes (the “2011 Private Placement”) 917,135 shares of Common Stock and a warrant to purchase 272,882 shares of Common Stock at an exercise price equal to C$7.46 (subject to adjustments) (the “Boxer 2011 Warrant”), and 128,721 shares of Common Stock and a warrant to purchase 40,875 shares of Common Stock at an exercise price equal to C$7.46 (subject to adjustments) (the “MVA 2011 Warrant” and, together with the Boxer 2011 Warrant, the “2011 Warrants”), respectively, each giving effect to the Arrangement. The 2011 Warrants may be exercised at any time on or after the issuance thereof and for a five-year period thereafter; provided, however, pursuant to its terms, the 2011 Warrants are only exercisable to the extent that the holders thereof and their affiliates and joint actors would beneficially own no more than 19.9% of the outstanding shares of Common Stock after exercise. Except as otherwise provided in the 2011 Warrants, or by virtue of the holders’ ownership of Common Stock, the holders of the 2011 Warrants do not have the rights or privileges of holders of Common Stock, including any voting rights, until they exercise their 2011 Warrants. A copy of the form of the 2011 Warrants is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the 2011 Warrants are qualified in their entirety by reference to the 2011 Warrants.

2012 Private Placement

On November 21, 2012, Boxer Capital and MVA Investors acquired in a private placement for investment purposes (the “2012 Private Placement”) 632,602 shares of Common Stock and a warrant to purchase 189,780 shares of Common Stock at an exercise price equal to C$8.70 per share (subject to certain adjustments) (the “Boxer 2012 Warrant”), and 260,620 shares of Common Stock and a warrant to purchase 78,186 shares of Common Stock at an exercise price equal to C$8.70 per share (subject to certain adjustments) (the “MVA 2012 Warrant” and, together with the Boxer 2012 Warrant, the “2012 Warrants”), respectively, each giving effect to the Arrangement. Pursuant to the 2012 Agreement (as amended to give effect to the Arrangement), Boxer Capital has a pre-emptive right to purchase its pro-rata percentage of any subsequent offering by the Issuer of Common Stock or any class or series of the equity securities of the Issuer, any voting securities of the Issuer, or any securities convertible or exchangeable into, or entitling purchase of, any of the foregoing on the same terms as the other investors participating in such subsequent offering. Additionally, Boxer Capital has the right to acquire any securities that are subject to pre-emptive rights but which are not purchased by other holders of the pre-emptive rights. Boxer Capital’s pre-emptive rights under the 2012 Agreement will terminate in 2016. In addition to pre-emptive rights, Boxer Capital also has a right to nominate a director and to appoint an observer to the board of the Issuer until such time as Boxer Capital’s and its affiliates beneficially own in the aggregate less than 10% of the issued and outstanding shares of Common Stock, calculated on a partially diluted basis. A copy of the form of the 2012 Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the 2012 Agreement are qualified in their entirety by reference to the 2012 Agreement.

CUSIP No. 60468T105	SCHEDULE 13D	Page 8 of 12 Pages

The 2012 Warrants may be exercised at any time on or after the issuance thereof and for a five-year period thereafter; provided, however, pursuant to its terms, the 2012 Warrants are only exercisable to the extent that the holders thereof and their affiliates and joint actors would beneficially own no more than 19.99% of the outstanding shares of Common Stock after exercise. Except as otherwise provided in the 2012 Warrants, or by virtue of the holders’ ownership of Common Stock, the holders of the 2012 Warrants do not have the rights or privileges of holders of Common Stock, including any voting rights, until they exercise their 2012 Warrants. A copy of the form of the 2012 Warrants is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the 2012 Warrants are qualified in their entirety by reference to the 2012 Warrants.

Item 5.	Interest in Securities of the Issuer.

The descriptions of the agreements set forth in Item 4 are incorporated herein by reference.

All percentages are based on 13,517,666 shares of Common Stock outstanding which is the sum of (i) 9,957,725 shares of Common Stock reported to be outstanding as of August 9, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 13, 2013, (ii) 3,250,000 shares of Common Stock that were issued in the Offering as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(4) with the SEC on October 24, 2013, and (iii) 309,941 shares of Common Stock, which are beneficially owned by Boxer Capital and are subject to the Boxer 2012 Warrant and the Boxer 2011 Warrant. The shares of Common Stock that MVA Investors has the right to acquire upon exercise of the MVA 2011 Warrant and the MVA 2012 Warrant are not deemed to be currently beneficially owned by any of the Reporting Persons because of the limitations of ownership as described in Item 4 and this Item 5.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,690,015 shares of Common Stock, representing 19.99% of the Issuer’s outstanding Common Stock.

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 2,260,674 shares of Common Stock which represents 16.7% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 429,341 shares of Common Stock which represents 3.2% of the Issuer’s outstanding Common Stock.

The 2011 Warrants represent a right for Boxer Capital and MVA Investors to purchase 272,882 and 40,875 shares of Common Stock, respectively, at an exercise price of C$7.46 (subject to adjustment). The 2011 Warrants are only exercisable to the extent that the holders thereof and their affiliates and joint actors would beneficially own no more than 19.9% of the outstanding Common Stock after exercise.

The 2012 Warrants represent a right for Boxer Capital and MVA Investors to purchase 189,780 and 78,186 shares of Common Stock, respectively, at an exercise price of C$8.70 (subject to adjustment). The 2012 Warrants are only exercisable to the extent that the holders thereof and their affiliates and joint actors would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 429,341 shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

CUSIP No. 60468T105	SCHEDULE 13D	Page 9 of 12 Pages

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 2,260,674 shares of Common Stock they beneficially own. MVA Investors does not have shared power to vote or direct the vote of any shares of Common Stock.

(iii) Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 429,341 shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 2,260,674 shares of Common Stock they beneficially own. MVA Investors does not have shared power to dispose of or direct the disposition of any shares of Common Stock.

(c) Other than the Offering as described herein, the Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated November 4, 2013, among Boxer Capital, Boxer Management, MVA Investors and Joseph Lewis

Exhibit 2	Form of Securities Purchase Agreement relating to the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.2 to the Form 10 filed by the Issuer on May 10, 2013

Exhibit 3	Form of Warrant Certificate issued in connection with the 2011 Private Placement, which is incorporated herein by reference to Exhibit 10.3 to the Form 10 filed by the Issuer on May 10, 2013

Exhibit 4	Form of Warrant Certificate issued in connection with the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.4 to the Form 10 filed by the Issuer on May 10, 2013

CUSIP No. 60468T105	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: November 4, 2013

By: /s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By: /s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA INVESTORS, LLC

By: /s/ Christopher Fuglesang
Name: Christopher Fuglesang
Title: Authorized Signatory

JOSEPH LEWIS

By: /s/ Joseph Lewis
Joseph Lewis, Individually

CUSIP No. 60468T105	SCHEDULE 13D	Page 11 of 12 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 440 Stevens Avenue, Suite 100, Solana Beach, CA 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Shehan Dissanayake	Chief Executive Officer	United States
Aaron Davis	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President	United States

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. Each individual’s business address is 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation	Citizenship
Aaron Davis	Member, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Neil Reisman	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Ivan Lieberburg	Member, Employee of Tavistock Life Sciences	United States
Shehan Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

CUSIP No. 60468T105	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated November 4, 2013, among Boxer Capital, MVA Investors, Boxer Management and Joseph Lewis

2	Form of Securities Purchase Agreement relating to the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.2 to the Form 10 filed by the Issuer on May 10, 2013

3	Form of Warrant Certificate issued in connection with the 2011 Private Placement, which is incorporated herein by reference to Exhibit 10.3 to the Form 10 filed by the Issuer on May 10, 2013

4	Form of Warrant Certificate issued in connection with the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.4 to the Form 10 filed by the Issuer on May 10, 2013